SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D/A

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 4)*

OpenTV Corp.

(Name of Issuer)

Class A ordinary shares, no par value

(Title of Class of Securities)

G675431

(CUSIP Number)

Lucien Gani

General Counsel, Head of Legal Affairs

Kudelski SA

22-24, Route de Genève

Case Postale 134

1033 Cheseaux, Switzerland

41 21 732 01 01

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 4, 2009

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes)

CUSIP NO. G675431	13D/A	Page 2 of 10 Pages

1.	Name of Reporting Persons Kudelski SA None
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	Source of Funds (see instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization Switzerland

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 0
8. Shared Voting Power 44,642,302(1)
9. Sole Dispositive Power 0
10. Shared Dispositive Power 44,642,302(1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 44,642,302(1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) —	☐
13.	Percent of Class Represented by Amount in Row 11 32.3%(2)
14.	Type of Reporting Person (see instructions) CO

CUSIP NO. G675431	13D/A	Page 3 of 10 Pages

1.	Name of Reporting Persons André Kudelski
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	Source of Funds (see instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization Switzerland

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 100,000
8. Shared Voting Power 44,742,302(1)
9. Sole Dispositive Power 100,000
10. Shared Dispositive Power 44,742,302(1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 44,742,302(1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) —	☐
13.	Percent of Class Represented by Amount in Row 11 32.4%(2)
14.	Type of Reporting Person (see instructions) IN

CUSIP NO. G675431	13D/A	Page 4 of 10 Pages

1.	Name of Reporting Persons Kudelski Interactive USA, Inc. None
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	Source of Funds (see instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 0
8. Shared Voting Power 30,206,154(1)
9. Sole Dispositive Power 0
10. Shared Dispositive Power 30,206,154(1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 30,206,154(1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) —	☐
13.	Percent of Class Represented by Amount in Row 11 21.9%(3)
14.	Type of Reporting Person (see instructions) CO

CUSIP NO. G675431	13D/A	Page 5 of 10 Pages

1.	Name of Reporting Persons Kudelski Interactive Cayman, Ltd. None
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	Source of Funds (see instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 0
8. Shared Voting Power 6,533,951
9. Sole Dispositive Power 0
10. Shared Dispositive Power 6,533,951

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,533,951
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) —	☐
13.	Percent of Class Represented by Amount in Row 11 6.0%(4)
14.	Type of Reporting Person (see instructions) CO

CUSIP NO. G675431	13D/A	Page 6 of 10 Pages

(1)	Includes 7,902,197 Class A ordinary shares of the Issuer held of record by Kudelski SA, 6,533,951 Class A ordinary shares of the Issuer held of record by Kudelski Interactive Cayman, Ltd. (“Kudelski Cayman”), an indirect wholly owned subsidiary of Kudelski SA and 30,206,154 Class A ordinary shares of the Issuer issuable upon conversion of the same number of Class B ordinary shares of the Issuer held by Kudelski Interactive USA, Inc. (“Kudelski US”), an indirect wholly owned subsidiary of Kudelski SA. André Kudelski controls a majority of the voting securities of Kudelski SA.

(2)	Calculated in accordance with Rule 13d-3 promulgated under the Securities Exchange Act of 1934 (the “Act”), based upon 107,927,469 Class A ordinary shares of the Issuer and 30,206,154 Class B ordinary shares of the Issuer issued and outstanding as of March 31, 2009 (as reported in the Issuer’s Annual Report on Form 10-K/A for the fiscal year ended December 31, 2008). Assumes the conversion of 30,206,154 Class B ordinary shares of the Issuer held by Kudelski US, into the same number of Class A ordinary shares of the Issuer. Because the Issuer’s Class B ordinary shares are entitled to ten votes per share on matters submitted to stockholders of the Issuer, the Class A ordinary shares and Class B ordinary shares beneficially owned by the Reporting Person constitute approximately 77.2% of the voting power of the outstanding ordinary shares of the Issuer.

(3)	Calculated in accordance with Rule 13d-3 promulgated under the Securities Exchange Act of 1934 (the “Act”), based upon 107,927,469 Class A ordinary shares of the Issuer and 30,206,154 Class B ordinary shares of the Issuer issued and outstanding as of March 31, 2009 (as reported in the Issuer’s Annual Report on Form 10-K/A for the fiscal year ended December 31, 2008). Assumes the conversion of 30,206,154 Class B ordinary shares of the Issuer held by Kudelski US, into the same number of Class A ordinary shares of the Issuer. Because the Issuer’s Class B ordinary shares are entitled to ten votes per share on matters submitted to stockholders of the Issuer, the Class B ordinary shares beneficially owned by the Reporting Person constitute approximately 73.7% of the voting power of the outstanding ordinary shares of the Issuer.

(4)	Calculated in accordance with Rule 13d-3 promulgated under the Securities Exchange Act of 1934 (the “Act”), based upon 107,927,469 Class A ordinary shares of the Issuer and 30,206,154 Class B ordinary shares of the Issuer issued and outstanding as of March 31, 2009 (as reported in the Issuer’s Annual Report on Form 10-K/A for the fiscal year ended December 31, 2008).

CUSIP NO. G675431	13D/A	Page 7 of 10 Pages

This Amendment No. 4 (this “Amendment”) relates to and amends the Statement of Beneficial Ownership on Schedule 13D of Kudelski SA, a Swiss corporation, Kudelski Interactive USA, Inc., a Delaware corporation, Kudelski Interactive Cayman, Ltd., a Cayman Islands corporation, and André Kudelski, a Swiss citizen (each, a “Reporting Person” and collectively, the “Reporting Persons”), as amended by Amendment No. 3 filed jointly by the Reporting Persons with the Securities and Exchange Commission on February 27, 2009 (the “Statement”), with respect to the Class A ordinary shares, no par value of OpenTV Corp., a British Virgin Islands corporation (the “Issuer”).

Items 4, 5 and 7 of the Statement are hereby amended and supplemented to the extent hereinafter expressly set forth. All capitalized terms used and not expressly defined herein have the respective meanings ascribed to such terms in the Statement.

ITEM 4.	PURPOSE OF TRANSACTION.

The Class A ordinary shares and Class B ordinary shares beneficially owned by Kudelski SA represent approximately 32.3% of the ordinary shares of the Issuer and approximately 77.2% of the total voting power of the ordinary shares of the Issuer, based upon information provided in the Issuer’s Annual Report on Form 10-K/A for the fiscal year ended December 31, 2008 with respect to the number of ordinary shares outstanding as of March 31, 2009. As a result of its beneficial ownership of shares of the Issuer and the voting power attributable thereto, Kudelski SA has the ability to elect all of the members of the Issuer’s board of directors and, subject to applicable law, to otherwise generally direct the business and affairs of the Issuer, including the power to approve mergers and other extraordinary corporate transactions and amendments to the Issuer’s Memorandum of Association and Articles of Association.

On February 26, 2009, Kudelski SA sent a letter to the Issuer, stating that it proposed to acquire all of the outstanding Class A ordinary shares not currently owned by the Reporting Persons (the “Potential Transaction”). On March 4, 2009, the Issuer announced that its board of directors had formed a special committee of independent directors (the “Special Committee”) to review the Potential Transaction with Kudelski SA and on March 16, 2009, the Issuer announced that the Special Committee had appointed financial and legal advisors in connection with such review.

On June 2, 2009, the Special Committee announced that it had rejected the proposal made by Kudelski SA. On June 4, 2009, Kudelski SA announced that it had withdrawn its proposal and terminated discussions with the Special Committee. A copy of Kudelski SA’s announcement is filed herewith as Exhibit 7.2. In particular, Kudelski SA announced that it “intends to advocate through its board representation that OpenTV substantially increase its investment in next-generation solutions, mainly organically but also potentially through acquisitions, which will require a substantial portion of OpenTV’s currently available cash resources. While this strategy is likely to depress OpenTV’s financial performance over the next few years, such efforts and investments are required to insure OpenTV’s long-term success. Without such investments, Kudelski believes that the long-term viability of OpenTV’s business as a stand-alone entity is seriously in doubt.”

The Reporting Persons intend to review their investment in shares of the Issuer on a continuing basis. The Reporting Persons, or one or more of them, may determine to (1) acquire additional securities of the Issuer, through open market purchases or otherwise, (2) pursue an acquisition of the Issuer, or (3) take any other available course of action. Notwithstanding anything contained herein, the Reporting Persons specifically reserve the right to change their intention with respect to any or all of such matters.

CUSIP NO. G675431	13D/A	Page 8 of 10 Pages

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER.

(a) Kudelski SA may be deemed to be the beneficial owner of 14,436,148 Class A ordinary shares and 30,206,154 Class B ordinary shares of the Issuer. The Class B ordinary shares are convertible at any time into an equal number of Class A ordinary shares. Based upon 107,927,469 Class A ordinary shares and 30,206,154 Class B ordinary shares of the Issuer issued and outstanding as of March 31, 2009 (as reported in the Issuer’s Annual Report on Form 10-K/A for the fiscal year ended December 31, 2008), and assuming the conversion of 30,206,154 Class B ordinary shares held by Kudelski US into the same number of Class A ordinary shares, Kudelski SA beneficially owns approximately 32.3% of the Class A ordinary shares of the Issuer, calculated in accordance with Rule 13d-3(d)(1) under Section 13 of the Act. André Kudelski may also be deemed to be the beneficial owner of the shares of the Issuer beneficially owned by Kudelski SA through his control of a majority of the voting securities of Kudelski SA. In addition, André Kudelski directly owns 100,000 Class A ordinary shares of the Issuer pursuant to a grant under the OpenTV 2005 Incentive Plan, which shares are restricted from sale or transfer for a period of four years from the date of grant.

Kudelski US is the beneficial owner of 30,206,154 Class B ordinary shares of the Issuer. The Class B ordinary shares are convertible at any time into an equal number of Class A ordinary shares. Based upon 107,927,469 Class A ordinary shares and 30,206,154 Class B ordinary shares of the Issuer issued and outstanding as of March 31, 2009 (as reported in the Issuer’s Annual Report on Form 10-K/A for the fiscal year ended December 31, 2008), and assuming the conversion of 30,206,154 Class B ordinary shares held by Kudelski US into the same number of Class A ordinary shares, Kudelski US beneficially owns approximately 21.9% of the Class A ordinary shares of the Issuer, calculated in accordance with Rule 13d-3(d)(1) under Section 13 of the Act. Kudelski SA may also be deemed to be the beneficial owner of the shares of the Issuer beneficially owned by Kudelski US since Kudelski US is an indirect wholly owned subsidiary of Kudelski SA.

Kudelski Cayman beneficially owns 6,533,951 Class A ordinary shares of the Issuer. Based upon 107,927,469 Class A ordinary shares of the Issuer issued and outstanding as of March 31, 2009 (as reported in the Issuer’s Annual Report on Form 10-K/A for the fiscal year ended December 31, 2008), Kudelski Cayman beneficially owns approximately 6% of the Class A ordinary shares of the Issuer, calculated in accordance with Rule 13d-3(d)(1) under Section 13 of the Act. Kudelski SA may also be deemed to be the beneficial owner of the shares of the Issuer beneficially owned by Kudelski Cayman since Kudelski Cayman is an indirect wholly owned subsidiary of Kudelski SA.

Pierre Roy (“Roy”) has the right to buy 10,000 Class A ordinary shares of the Issuer with an exercise price of $1.18 per share and 10,000 Class A ordinary shares of the Issuer with an exercise price of $2.35 pursuant to director stock option grants under the OpenTV 2005 Incentive Plan. 25% of the shares subject to the options vest on the one-year anniversary of the applicable vesting commencement date, with the balance vesting monthly thereafter in 36 equal installments. Roy is currently the beneficial owner of 8,749 Class A ordinary shares of the Issuer.

CUSIP NO. G675431	13D/A	Page 9 of 10 Pages

Mauro Saladini (“Saladini”) has the right to buy 10,000 Class A ordinary shares of the Issuer with an exercise price of $1.18 per share pursuant to a director stock option grant under the OpenTV 2005 Incentive Plan. 25% of the shares subject to the option vest on the one-year anniversary of the vesting commencement date, with the balance vesting monthly thereafter in 36 equal installments. Saladini is currently the beneficial owner of 3,333 Class A ordinary shares of the Issuer.

Lucien Gani (“Gani”) has the right to buy 10,000 Class A ordinary shares of the Issuer with an exercise price of $1.18 per share and 10,000 Class A ordinary shares of the Issuer with an exercise price of $2.35 pursuant to director stock option grants under the OpenTV 2005 Incentive Plan. 25% of the shares subject to the options vest on the one-year anniversary of the applicable vesting commencement date, with the balance vesting monthly thereafter in 36 equal installments. Gani is currently the beneficial owner of 8,749 Class A ordinary shares of the Issuer.

Claude Smadja (“Smadja”) has the right to buy 10,000 Class A ordinary shares of the Issuer with an exercise price of $1.18 per share and 10,000 Class A ordinary shares of the Issuer with an exercise price of $2.35 pursuant to director stock option grants under the OpenTV 2005 Incentive Plan. 25% of the shares subject to the options vest on the one-year anniversary of the applicable vesting commencement date, with the balance vesting monthly thereafter in 36 equal installments. Smadja is currently the beneficial owner of 8,749 Class A ordinary shares of the Issuer.

Based upon 107,927,469 Class A ordinary shares of the Issuer issued and outstanding as of March 31, 2009 (as reported in the Issuer’s Annual Report on Form 10-K/A for the fiscal year ended December 31, 2008), each of Roy, Saladini, Gani and Smadja beneficially own less than 1% of the Class A ordinary shares of the Issuer, calculated in accordance with Rule 13d-3(d)(1) under Section 13 of the Act.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS

Exhibit 7.1	Joint Filing Agreement, dated February 26, 2009, among André Kudelski, Kudelski SA, Kudelski Interactive Cayman, Ltd., and Kudelski Interactive USA, Inc. (incorporated by reference to Exhibit 7.1 to Amendment No. 3 to Schedule 13D filed by the Reporting Persons with the Securities and Exchange Commission on February 27, 2009).

Exhibit 7.2	Press release, dated June 4, 2009.

CUSIP NO. G675431	13D/A	Page 10 of 10 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 8, 2009

Kudelski SA

By:	/s/ Lucien Gani
Name:	Lucien Gani
Title:	General Counsel and Head of Legal Affairs

By:	/s/ André Kudelski
Name:	André Kudelski
Kudelski Interactive Cayman, Ltd.

By:	/s/ Lucien Gani
Name:	Lucien Gani
Title:	Director

Kudelski Interactive USA, Inc.

By:	/s/ Lucien Gani
Name:	Lucien Gani
Title:	President and Chief Executive Officer